FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-214023

March 8, 2017

Final Pricing Term Sheet

SPARK ENERGY, INC.

8.75% Series A Fixed-to-Floating Rate

Cumulative Redeemable Perpetual Preferred Shares

(Liquidation Preference $25.00 per Share)

Issuer:	Spark Energy Inc.

Securities Offered:	8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock (“Series A Preferred Stock”).

Number of Shares:	1,400,000 shares of Series A Preferred Stock.

Number of Option Shares:	210,000 shares of Series A Preferred Stock.

Trade Date:	March 8, 2017.

Settlement and Delivery Date:	March 15, 2017 (T + 5).

Public Offering Price:	$25.00 per share of Series A Preferred Stock; $35,000,000 total (assuming no exercise of the underwriters’ option to purchase additional shares of Series A Preferred Stock).

Underwriting Discount:	$0.7875 per share; $1,102,500 total (assuming no exercise of the underwriters’ option to purchase additional shares of Series A Preferred Stock).

Maturity Date:	Perpetual (unless redeemed by Issuer on or after April 15, 2022 or in connection with a change of control).

Rating:	The Series A Preferred Stock will not be rated.

Dividend Rate:

From, and including, the date of original issuance to, but not including, April 15, 2022, at an annual rate of 8.75%, based on the $25.00 liquidation preference per annum. On and after April 15, 2022 at an annual rate equal to the sum of (a) Three-Month LIBOR (as defined below) as calculated on each applicable Date of Determination (as defined below) and (b) 6.578%, based on the $25.00 liquidation preference per share of Series A Preferred Stock.

The term “Three-Month LIBOR” means, on the second Business Day in London immediately preceding the first day of each relevant Dividend Period (as defined below under “Dividend Payment Date”) for the Series A Preferred Stock, or if applicable, the redemption date (the “Date of Determination”).

Dividend Payment Date:	Dividends on the Series A Preferred Stock shall accrue daily and be cumulative from, and including, the date of original issue and shall be payable quarterly on the 15th day of each of April, July, October and January (each such payment date, a “Dividend Payment Date,” and each such quarterly period, a “Dividend Period”); provided that if any Dividend Payment Date is not a Business Day, then the dividend which would otherwise have been payable on that Dividend Payment Date may be paid on the next succeeding Business Day, and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that Dividend Payment Date to that next succeeding Business Day. The first dividend on the Series A Preferred Stock is scheduled to be paid on July 15, 2017 in the amount of $0.72917 per share of Series A Preferred Stock to the persons who are the holders of record of the Series A Preferred Stock at the close of business on July 1, 2017.

Liquidation Preference:	$25.00 per share of Series A Preferred Stock, plus accumulated and unpaid dividends.

Optional Redemption Date:	On and after April 15, 2022, for cash at a redemption price of $25.00 per share of Series A Preferred Stock, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption.

Special Optional Redemption:	Upon the occurrence of a Change of Control, provided no Limiting Document may prohibit it, the Issuer may, at its option, upon not less than thirty (30) days nor more than sixty (60) days’ written notice, redeem the Series A Preferred Stock, in whole or in part, within one hundred twenty (120) days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If, prior to the Change of Control Conversion Date, the Issuer provided notice of its election to redeem some or all of the shares of Series A Preferred Stock (whether pursuant to the Issuer’s optional redemption right described above or this special optional redemption right), the holders of shares of Series A Preferred Stock will not have the Change of Control Conversion Right with respect to the shares called for redemption. If the Issuer elects to redeem any shares of the Series A Preferred Stock as described in this paragraph, it may use any available cash to pay the redemption price.

Limited Conversion Rights Upon a Change of Control:

Upon the occurrence of a Change of Control, each holder of shares of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides irrevocable notice of its election to redeem the Series A Preferred Stock, in which case such holder will only have the right with respect to the shares of Series A Preferred Stock not called for redemption (unless the Issuer defaults in the payment of the redemption price and accumulated and unpaid dividends in which case such holder will again have a conversion right with respect to the shares of Series A Preferred Stock subject to such default in payment)) to convert some or all of the shares of Series A Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s Class A common stock per share of Series A Preferred Stock, which is equal to the lesser of:

•  the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series A Preferred Stock plus the amount of any accumulated and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

•  1.834862 shares of Class A common stock (the “Share Cap”), subject to certain adjustments described in the prospectus supplement. The Share Cap was derived by dividing the $25.00 liquidation preference by $13.625 (50% of the last sale price of our Class A common stock as reported on the NASDAQ on March 7, 2017).

CUSIP/ISIN:	846511 202/US8465112022

Joint Book-Running Managers:	RBC Capital Markets, LLC FBR Capital Markets & Co.

Senior Co-Managers:	Janney Montgomery Scott LLC Wunderlich Securities, Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Ladenburg Thalmann & Co. Inc. National Securities Corporation USCA Securities LLC

The Issuer has filed a registration statement (including a base prospectus dated October 20, 2016) and a preliminary prospectus supplement, dated March 8, 2017 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from RBC Capital Markets, LLC by calling (866) 375-6829 or by email to rbcnyfixedincomeprospectus@rbccm.com